Exhibit (a)(1)(vi)

VOYA GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258-2034

1-800-992-0180

DEAR SHAREHOLDER:

At a meeting held on February 19, 2021, the Board of Trustees of Voya Global Advantage and Premium Opportunity Fund (the “Fund”) approved a tender offer to purchase up to 10% of the Fund’s outstanding common shares. The Offer is for cash at a price equal to 98% of the Fund’s net asset value (“NAV”) as of the close of regular trading session on the New York Share Exchange (“NYSE”) on May 25, 2021, or if the Offer is extended, on the next trading day after the day to which the Offer is extended, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (which together constitute the “Offer”).

The Offer is intended to provide tendering Shareholders with a benefit to the extent that the tender price is above the trading price of the Fund’s common shares. The deadline for participating in the Offer is 5:00 p.m., New York City Time, May 24, 2021, or such later date to which the Offer is extended (the “Expiration Date”). The pricing date for the Offer is the close of regular trading on the NYSE on May 25, 2021, unless the Offer is extended (the “Pricing Date”). Should the Offer be extended, the Pricing Date will be the close of regular trading on the NYSE on the next trading day after the Expiration Date. Shareholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted promptly after the Expiration Date of the Offer.

If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares.

As of March 31, 2021, the Fund’s NAV was $10.39 per share and 18,199,252 shares were issued and outstanding. The Fund’s NAV during the pendency of this Offer may be obtained by contacting Georgeson LLC, the Fund’s Information Agent, toll free at 1-866-628-6123.

None of the Fund, its Board of Trustees (the “Board”) or its investment manager or sub-adviser is making any recommendation to any Shareholder whether to tender or refrain from tendering shares in the Offer. The Fund and the Board urge each Shareholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to Georgeson LLC, the Fund’s Information Agent, toll free at 1-866-628-6123.

Sincerely,

/s/ Dina Santoro
Dina Santoro
Trustee and President
VOYA GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND

April 19, 2021